Redwood Mortgage Investors VII
900 Veterans Blvd., Suite 500
Redwood City, CA 94063

June 11, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3010
Washington, DC  20549

Attention:  Jessica Barberich

Re:	Redwood Mortgage Investors VII, a California Limited Partnership
Form 10-K for the year ended December 31, 2009
File No. 0-19992

Dear Ms. Barberich:

Redwood Mortgage Investors VII, a California limited partnership (“Redwood”), submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 10, 2010.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Redwood’s response.

Form 10-K for the year ended December 31, 2009

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, pages 21 to 23

We note your response to prior comment 2 and your disclosure in your Form 10-K for the year ended December 31, 2009 filed on March 31, 2010.  You state that in recent years more interpretation, judgment and interpolation/extrapolation within and across property types is required.  Please provide us with a description of the significant Level 3 unobservable inputs that you have used in your valuations and the information used to develop the inputs.  Show us the disclosure that you intend to include in future filings in your MD&A as well as your fair value footnote to address this expanded discussion.  Please see ASC 820-10-50 for reference.

Response:  The authoritative guidance for fair value (ASC 820-10) is that the value of an asset is the price that would be received at sale, but if sellers are not willing (voluntarily) to sell at the bid price, and the buyer is not willing to pay the offered price, and neither is willing to negotiate because the bid-ask spread is too wide (and financing is not available or is available, but at prohibitive cost), it is necessary to infer the price at which a transaction would occur.

As set forth in the SEC release dated September 30, 2008, “SEC Office of the Chief Accountant and FASB Staff Clarifications of Fair Value Accounting”: “A significant increase in the spread between the amount sellers are “asking” and the price that buyers are “bidding,” or the presence of a relatively small number of “bidding” parties, are indicators that should be considered in determining whether a market is inactive.”

According to a recent Ernst & Young publication entitled “IFRS for real estate/ Current issues and financial statements survey” (January 2010): “The best evidence of fair value is given by current prices in an active market for a similar property in the same location and condition and subject to similar lease and other contracts.  However, with the significant reduction in transaction volumes and activity well below the levels of recent years, many valuers have increasingly used their market knowledge and professional judgment …”

In the above referenced September 30, 2008 release, the SEC Office of the Chief Accountant and FASB Staff responded to the question “Can Management’s internal assumptions (e.g. expected cash flows) be used to measure fair value when relevant market evidence does not exist?” as follows:  “Yes. When an active market for a security does not exist, the use of management estimates that incorporate current market participant expectation of future cash flows, and appropriate risk premiums, is acceptable….The determination of fair value often requires significant judgment.  In some cases, multiple inputs from different sources may collectively provide the best evidence of fair value.  In these cases expected cash flows would be considered alongside other relevant information.”

The undertaking is to find external input/information/evidence based on which fair value can be determined when either no transactions or only distressed transactions are occurring - or when distressed transactions are so preponderant that a seller’s options are limited to: (1) accepting a distressed price; (2) withdrawing from the market or (3) allowing the property to sit on the market. The first option can be viewed more as an abandonment of the property to the market and thus, as a form of distressed transaction.  The second and third options of a wider-than-normal spread between the bid and asked (or offered) prices are indicative of the range in which the current fair value lies. The sources of non-distressed transaction information (i.e. Level 3 unobservable inputs) useful in determining the estimated price at which a similar asset would likely sell when the bid asked price is wide include:

•
Conversations with brokers, investors, lenders, and developers.  These are excellent sources of information on pricing for deals that were not completed (most often in this market because financing was not available) but for which indications of interest/value may have been received.  Brokers also have information on property transactions that were completed in distressed mode (i.e. the seller was previously the lender or the owner was acting in anticipation of a foreclosure action), and know the pricing and terms of the same or a similar property for which a transaction had - in the near past (or not too distant past) - occurred under more normal market conditions. These individuals are also sources of price-and-terms information for pending transactions not yet public, and for information (particularly from brokers representing sellers) for properties coming to market and the prices at which transactions would have a higher probability of being consummated.

•	Conversations with receivers engaged to manage properties who have useful information regarding the net rental proceeds likely to be obtained from a property.

•	Conversations with bankers (and other lenders) and investors regarding factors used in their lending and purchasing decisions, such as cap rate, in assigning value.

In addition, the financial and real estate press (including on-line resources) provide general information regarding market conditions, as do publications by real estate, legal and accounting firms, that can be useful inputs into a determination of fair value.  An example is in the determination of the value of entitled land in a central business district (for which no transactions of similar assets have occurred for an extended period of time); information is available on the trends in cost to replace and office rents/vacancy that are useful in computing a $ per FAR (floor area ratio, a basic formula for computing the value of a parcel of land entitled for certain height and density).

Each of these inputs are commonly used in the industry, but most often they are used by a buyer/investor in determining their bid price.  Therefore they can be useful in arriving at an estimate of fair value (the price to be received by a willing seller) in a market lacking in non-distressed transactions.

We believe that the current disclosures under the subsection captioned “Management estimates” in Note 2 to the financial statements and in the MD&A section of Redwood’s Form 10-K for the year ended December 31, 2009 and Form 10-Q for the quarter ended March 31, 2010 are consistent with the above and adequately describe the significant Level 3 unobservable inputs used in our valuations and the information used to develop the inputs.  However, in response to the Staff’s comment, we propose to further expand our discussion by including in future filings the following additional disclosure (shown as marked changes below) in the last paragraph of the “Management estimates” subsection:

“Management has the requisite familiarity with the markets the partnership lends in generally and of the collateral properties specifically to analyze sales-comparables and assess their suitability/applicability. Management is acquainted with market participants – investors, developers, brokers, lenders – that are useful, relevant secondary sources of data and information regarding valuation and valuation variability.  These secondary sources may have familiarity with and perspectives on pending transactions, successful strategies to optimize value, and the history and details of specific properties - on and off the market - that enhance the process and analysis that is particularly and principally germane to establishing value in distressed markets and/or property types (such as land held for development and for units in a condominium conversion).  Multiple inputs from different sources often collectively provide the best evidence of fair value.  In these cases expected cash flows would be considered alongside other relevant information.”

We also note your disclosure on page 22 of your Form 10-K for the year ended December 31, 2009 that states that “if events and/or changes in circumstances cause management to have serious doubts about the collectability of the payments of interest and principal in accordance with the loan agreement, a loan may be designated as impaired.”  Please tell us how this policy is in accordance with ASC 310-10-35-16 which states that a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual term of the loan agreement.  To the extent your policy is consistent with ASC 310-10-35-16, please show us the disclosure you will include in future filings to clarify.

Response:  We advise the Staff that notwithstanding the minor discrepancy in the wording, our policy has been and continues to be consistent with ASC 310-10-35-16.  In response to the Staff’s comment, we have revised the wording of our policy in Note 2 “Summary of Significant Accounting Policies – Loans, advances and interest income” on page 9 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Loans, advances and interest income” on page 24 of Redwood’s Form 10-Q for the quarter ended March 31, 2010, to conform with ASC 310-10-35-16, as follows:

“If based upon current information and events, it is probable the partnership will be unable to collect all amounts due according to the contractual terms of the loan agreement, a loan may be designated as impaired.”

We undertake to continue to include in future filings descriptions of our policy consistent with ASC 310-10-35-16.

We note your response to prior comment 3. Please tell us the amount of impairment taken during the year ended December 31, 2008 and the year ended December 31, 2009 related to your loan portfolio where a loss could not be identified to a specific loan.  To the extent that you have not taken an impairment of this nature during each of these periods, please tell us how you were able to reach a conclusion that such a result was appropriate.  Also, tell us more specifically how you assess inherent risk in your portfolios by property type (i.e. how you incorporate general market trends into the general reserves that you record).  Additionally, show us the disclosure you will include in future filings that will discuss the amount of general reserves recorded for loans that were not considered individually impaired as well as an expanded discussion of how you incorporated general market trends into these reserves.

Response:  The partnership analyzes each loan in its portfolio for protective equity on a quarterly basis.  The delinquency status (and history) is included on the same worksheet. The loans are then classified as impaired or performing.  Impaired loans are reviewed individually and the amount of the loan impairment, if any, is determined.  For performing loans, the analysis carries forward the protective equity and the delinquency information in the all-loans analysis.

Performing loans are summarized by property type of the collateral.  For loans that are fully collateralized (i.e. protective equity equals or exceeds the loan balance), we follow the guidance set forth in SAB 102, Question 7, which provides:  “ In the staff’s view, Registrant D’s documentation supporting its determination that certain of its loans are fully collateralized, and no loan loss should be recorded for those loans, is acceptable under FRR No. 28.”

For loans not fully collateralized, but performing, relevant guidance is provided in ASC 310-10-35-7 to -10. This guidance, formerly in SFAS 5, involves the dual condition that (1) it is probable that the loan is impaired at the balance sheet date, and (2) the amount of the loss can be reasonably estimated. It is a matter of judgment for loans that are not designated impaired, but which may be delinquent if a loss is incurred (in determining if a loan is impaired reference should be made to the guidance in 310-10-35-10 that states: “However, a creditor need not consider an insignificant delay or shortfall in amount of payments as meeting the conditions in paragraph 450-20-25-2 …”  (note:  paragraph 450-20-25-2 is the guidance on loss contingencies.)  These non-specific reserves are not significant in comparison to the specific reserves provided on impaired loans.

At March 31, 2010, the amount of non-specific reserves provided for by the partnership was $323,840 of the total allowance for loan losses of $422,419. The non-specific reserves at December 31, 2009 and 2008 were $320,743 and $196,742, respectively, of a total allowance for loan losses of $419,322 and $236,893, respectively.

Form 10-Q for the quarter ended September 30, 2009

Note 2 – Summary of Significant Accounting Policies, page 6

We note your response to prior comment 5 and your income statement presentation in your Form 10-K for the year ended December 31, 2009.  You included Loss on Real Estate Held in operating expenses in 2009 and Gain on Sale from Real Estate Held in revenues in 2008.  Please tell us your basis in GAAP for including the gain in revenues in 2008 and your basis for separating gains and losses from real estate in revenues and expenses, respectively.

Response:  We undertake in future filings to follow the guidance for depository and lending institutions set forth in Regulation S-X, Rule 9-04, Income Statements (942-225-S99-1/Financial Services – Depository and Lending; Income Statement; SEC Materials) at Item 14. (d) Other expenses: “Net cost of operation of other real estate (including provisions for real estate losses, rental income, and gains and losses from the sale of real estate).”

We further undertake to make appropriate reclassifications of applicable amounts for prior periods presented to ensure comparability and ease of comparison.

Note 4 – Real Estate Held, page 13

We note your response to prior comment 6. Please provide us with your basis in GAAP for your determination that depreciation is not required for your real estate held for investment.

Response:  ASC 360-10 provides the following guidance: “Depreciation shall be based on the cost of the asset reduced by its estimated salvage value.  Salvage value shall be based on price levels in effect when the asset is acquired. Such values shall be periodically reviewed and revised to recognize changes in conditions (other than inflation), but such adjustments shall be downward only.”

At the time the asset is acquired by us from the borrower– typically by our own foreclosure action – the asset’s basis is its fair value.  Assets held as investment (i.e. not held for sale) that are not in use as rental properties have a salvage value equal to the cost.  As a result, the depreciable cost would be zero (because the cost basis equals the salvage value).

Note 5 – Asset Concentrations and Characteristics, page 15

We note your response to prior comment 7 in which you have disclosed that unprecedented current market conditions have diminished protective equity and that these conditions have caused drastic changes in long-entrenched borrower behaviors and that such events have forced you to refine your application of the guidance in determining impaired loans for financial reporting purposes for the year ended 2009 and forward.  Please clarify what you mean by “refine your application of the guidance in determining impaired loans.”  Also, we note that Item 303 of Regulation S-K requires that you discuss known trends that you reasonably expect to have a material unfavorable impact; please show us the disclosure you will include in future filings that will address the significant trends which you have identified related to changes in the number of impaired loans.

Response:  In normal markets, while financing may be more limited for asset-based borrowers, it is generally available.  The availability of financing permits the borrower to sell the collateral to repay the loan, and because our lending policies favor lower LTV’s, the borrower generally will have equity in the property.  With equity in the property and a market in which to transact, borrowers are presumed to act rationally from an economic standpoint and sell the property and repay the debt before incurring extensive collection/legal costs.  As referred to in our above response to comment #3, the guidance in 310-10-35-10 states: “However, a creditor need not consider an insignificant delay or shortfall in amount of payments as meeting the conditions in paragraph 450-20-25-2 …”  The historically low level of completed foreclosure actions supports the widely held view that rational borrowers would satisfy the debt before risking a foreclosure and loss of their equity.  Charge-offs were similarly at low levels. Therefore, loans with significant protective equity would not typically be designated as impaired, particularly if the borrower was cooperating in resolution of the debt obligation.  Conversely, for loans without protective equity, occasionally even if the borrower was current, the logic generally applied was that the borrower would not be motivated to resolve the debt, and the loan would be designated as impaired and the impairment recorded.

In the current market, a borrower with significant equity in the property often cannot monetize the asset and/or settle the debt, and will often offer to surrender the property in satisfaction of the debt.  The prior presumption that a well collateralized loan was probable of timely resolution by payment in full of principal and interest no longer applies.

In response to the Staff’s comment, we propose to include in future filings the following additional disclosure (shown as marked changes) in “Management’s Discussion and Analysis of Financial Condition and Results of Operations –Liquidity and Capital Resources”:

“Currently the credit and financial markets are facing a significant and prolonged disruption.  As a result, loans are not readily available to borrowers or purchasers of real estate.  These credit constraints have impacted the partnership and our borrowers’ ability to sell properties or refinance their loans in the event they have difficulty making loan payments or their loan matures.  Borrowers are also generally finding it more difficult to refinance or sell their properties due to the general decline in California real estate values in recent years.  The partnership’s loans generally have shorter maturity terms than typical mortgages.  As a result, constraints on the ability of our borrowers to refinance their loans on or prior to maturity have had and will likely continue to have a negative impact on their ability to repay their loans. This has resulted, and may continue to result, in increasing number of loans designated as impaired.  Loans designated as impaired are not expected to make timely the payments contemplated in the loan documents. Impaired loans are individually reviewed for ultimate collectability based on the fair value of the underlying collateral and the financial resources of the borrower. …..”

We also note that you provided Appendix A and Appendix B in your response including the fair value of the collateral related to loans in foreclosure status and matured loans, respectively.  It is unclear if these amounts include estimated costs to sell; please advise.

Response:  For assets designated as “held for sale”, the basis is the fair value less cost to sell.  Assets designated “held as investment” are recorded based on the fair value of the identifiable assets and liabilities (ASC 805).

*  *  *  *  *

Redwood hereby acknowledges that:

•	The partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any question regarding this response, you may reach our outside counsel, Stephen Schrader of Baker & McKenzie LLP, at (415) 576-3028.  Thank you for your assistance.

Sincerely,

/s/ Michael R. Burwell

Michael R. Burwell
President and Chief Financial Officer
of General Partners of Redwood
Mortgage Investors VII
900 Veterans Blvd., Suite 500
Redwood City, CA  94063
Fax:  (650) 364-3978